

August 29, 2014

Via E-mail
Zong Yun Zhou
Chief Financial Officer
SORL Auto Parts, Inc.
No.1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 325200
People's Republic of China

>   **Re: SORL Auto Parts, Inc.**
>   **Form 10-K for the year ended December 31, 2013**
>   **Filed March 31, 2014**
>   **Form 10-Q for the quarter ended March 31, 2014**
>   **Filed May 15, 2014**
>   **File No. 000-11991**

Dear Ms. Zhou:

  We have reviewed your response dated August 20, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1. At the conclusion of our letter dated July 29, 2014, we asked for a written statement from the company with certain acknowledgments. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously

requested acknowledgments. Please note that we have reproduced the original request at the conclusion of this letter.

Financial Statements, page 31

Notes to Consolidated Financial Statements, page 37

Note 9 – Land Use Rights, page 45

2. We note from your response to our prior comment number 2, that you have reflected the full amount of taxes related to the land use rights in your financial statements. However, we note from your September 27, 2011 response that you had not reserved any amounts in your financial statements as of December 31, 2010 as you believed such amounts to be immaterial. Please tell us what has changed since December 31, 2010 that caused you to fully reserve the amount of taxes including any change in the amount that you believe you may be expected to pay. Your response and revised disclosure should include the amount of the reserve that you have recognized in your financial statements and the appropriate line items in your financial statements where such amounts are recorded.

Form 10-Q for the quarter ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

Costs of Sales and Gross Profit, page 19

3. We note from your response to prior comment 4 that the nature of the costs reclassified from cost of sales to selling and distribution expenses related to modifying products pursuant to the requirements of your automobile manufacturer customers. Given that the automobile manufacturers are requiring the modifications and it appears that the sale would not happen without these modifications, it appears that the costs should be classified in cost of sales and not as selling and distribution expenses. Please provide further details on why you believe such costs are appropriately classified as selling and distribution expenses rather than as cost of sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief